UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

40-24B-2

SALES LITERATURE OF REGISTERED
 MANAGEMENT INVESTMENT COMPANY

 Investment Company Act file number 811-3931

 Clipper Fund, Inc.
(Exact name of registrant as specified in charter)

9601 Wilshire Blvd. Suite 800, Beverly Hills, CA 90210
(Address of principal executive offices) (Zip code)

Registrant's telephone number, including area code: (800) 776-5033

April 14, 2005

Securities & Exchange Commission
Attention: Filing Desk, Stop 1-4
450 Fifth Street, NW
Washington D.C. 20549-1004

Re: CLIPPER FUND INC. (the Issuer)
FILE NO. 811-3931/Filing under Rule 24 Reg. 270.24b-2
Performance Results as of March 31, 2005

Dear Sir or Madam:

Pursuant to Section 24(b) of the Investment Company Act of 1940 and Rule 24b-2 thereunder, enclosed please find the above captioned information. This material is posted on the website of the above named Registrant.

Should you find that additional information is needed, feel free to call at 800/776-5033. Thank you.

Sincerely,
/s/
Leora R. Weiner
Chief Compliance Officer

CLIPPER FUND SM Monthly Performance
2005 Total Returns
	Clipper Fund	S&P 500
Jan 31	-2.80%	-2.44%
Feb 28	0.81%	2.10%
Mar 31	-1.07%	-1.77%
1st Quarter	-3.06%	-2.15%

Apr 30
May 31
Jun 30
2nd Quarter

Jul 31
Aug 31
Sep 30
3rd Quarter

Oct 31
Nov 30
Dec 31
4th Quarter

YTD	-3.06%	-2.15%

Average Annual Total Returns 03/31/05
1 Yr	5.55%	6.68%
3 Yr	3.04%	2.74%
5 Yr	12.55%	-3.16%
7 Yr	9.68%	2.51%
10 Yr	15.21%	10.78%
Inception	15.08%	12.92%

Past performance is no guarantee of future results. The investment return and principal value will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Mutual fund performance changes over time and currently may be lower or higher than the performance data quoted above. Average annual total return measures annualized change while total return measures aggregate change.

The Fund's total returns include reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions.

While PFR believes that the Fund's holdings are value stocks, there can be no assurance that others will consider them as such. Further, investing in value stocks presents the risk that value stocks may fall out of favor with investors and underperform growth stocks during given periods. Because Clipper Fund is non-diversified, the performance of each holding will have a greater impact on the Fund's total return, and may make the Fund's return more volatile than a more diversified fund. Portfolio holdings are subject to change without notice and are not intended as recommendations of individual stocks.

The S&P 500 Index is an unmanaged capitalization weighted index of the common stocks of 500 major US corporations. This means that each stock's weighting in the index is proportionate to its market value (its price multiplied by the number of shares outstanding). Index returns include dividends and/or interest income and, unlike Fund returns, do not reflect fees or expenses. In addition, unlike the Fund, which periodically maintains a significant cash position, the S&P 500 is fully invested.  Investors cannot directly invest in an index.

You should consider the Fund's investment objective, risks, management fees, and expenses before investing. This and other important information can be found in the Fund's prospectus, which can be downloaded from this site or obtained by calling (800) 776-5033. Please read the prospectus carefully before investing.

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Copyright 1998 Clipper FundSM
Page last updated 04/07/05